November 23, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Advisor Funds

Registration Statement on Form N-14

(File No. 333-170092)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of November 24, 2010 or as soon thereafter as practicable.

[The remainder of this page has been intentionally left blank.]

Sincerely,

DWS ADVISOR FUNDS		DWS INVESTMENTS DISTRIBUTORS, INC.

By:	/s/ John Millette	By:	/s/ Caroline Pearson
Name:	John Millette	Name:	Caroline Pearson
Title:	Vice President and Secretary	Title:	Secretary